Via Facsimile and U.S. Mail
Mail Stop 4720

February 5, 2010

Michael Abrams
Chief Financial Officer
Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

Re: Bond Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 27, 2009
File Number: 000-52369

Dear Mr. Abrams:

We have reviewed your January 19, 2010 response to our December 11, 2009 letter and note your intent to amend your filings to comply with our prior comments. Please also consider the following comments, as applicable, as you amend your filings.

Recent Sales of Unregistered Securities, page 13

1.   We note your response to our prior comment five. Please disclose the basis for your decision to value the issuances of 1,238,600 shares of common stock and 640,000 shares of common stock at $0.67 per share and $0.55 per share, respectively.

Item 8. Financial Statements
Note 7 – Acquisition, page F-16

2.   In addition to the proposed disclosure in your response to our prior comment eight, revise to identify the intangible assets as intangible rather than tangible as disclosed in your response. Also, please disclose the weighted average amortization period of each intangible asset.

Note 10 – Share Capital, page F-18

3.   In addition to your proposed disclosure on compensation expense in response to
        our prior comment nine, please address the following and revise your disclosure,
        as applicable:

        a) You have reclassified your Statement of Stockholders Equity as of
           December 31, 2007. Please tell us why these reclassifications did not
           result in reclassifications to your Statement of Cash Flows for the Year
           Ended December 31, 2007. Specifically, reconcile the $2.5 million
           reflected in your Statement of Cash Flows as common stock issued for
           services to the $3.1 million reflected in your Statement of Stockholders
           Equity as common stock issued for services.
        b) Your proposed disclosure that the Company valued the issues of stock for
           services based on the value of the cash received for stock in other private
           placements during that time, and that the Company valued the non-cash
           based on the fair value of the goods and services since there was no
           reliable fair value of the equity instruments issued in accordance with
           ASC Topic 718 is confusing. Please address the following:
             i. You appear to be using two methodologies to value non-cash
                transactions where stock is issued for services: 1) the value of cash
                received for stock in other private placements during that time, and
                2) the fair value of goods and services. Clarify which
                methodology you utilized during each period presented and
                identify the circumstances in which you used each method; and
            ii. In circumstances where you use the fair value of goods and
                services, please tell us why that is more reliable than cash received
                in private placements with third parties.
        c) Please address the following related to the value of stock issued for cash
           and services, including the fourth bullet of our prior comment nine in its
           entirety:
             i. Reconcile any differences between the value of stock issued for
                cash and the fair value of stock issued to consultants, and disclose
                the reason for those differences;
            ii. Your proposed disclosure for the value range per share for
                common shares issued to consultants during the year ended
                December 31, 2007 does not seem reasonable. Please tell us why
                the maximum included in the range of $0.55 to $1.00 per share is
                lower than the average value per share, which appears to be $1.24,
                and revise your disclosure as appropriate.
           iii. Your proposed disclosure for the value range per share for
                common shares issued to third parties in a private placement
                during the year ended December 31, 2007 also does not seem
                reasonable. Please tell us why the minimum in the range of $0.82

to $1.00 per share is equal to the average value per share, which appears to be $0.82.

Compliance with Section 16(A) Of the Exchange Act, page 24

4.   We note your response to our prior comment twelve. Please provide the additional information requested in this comment. Specifically, please disclose in detail the exact number of delinquent reports and the number of transactions that have gone unreported to date. In your revised disclosure, please also make clear whether all delinquent reports have since been filed or whether some remain outstanding.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on the remaining comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant